Contact

www.linkedin.com/in/jordan-velazquez-09a45978 (LinkedIn)

Top Skills

Operations Management
Communication
Project Management

Languages

English (Native or Bilingual)
Spanish (Professional Working)

Certifications

OKR Certified Coach
Certified Manager of Community Associations (CMCA)
Association Management Specialist (AMS)

Honors-Awards

Five Star Employee of the Year 2014
Five Star Employee of the Quarter 2017

Jordan Velazquez

Director of Business Operations at Synthesis
Dallas, Texas, United States

Summary

Passionate about driving positive impact through technology!

Experienced Director of Business Operations with a diverse background in Ops, Finance, and Management. 10+ years leading and collaborating with diverse teams, honing exceptional leadership, communication, and problem-solving skills. Startup environment expertise strengthened adaptability and innovation.
Currently contributing to Synthesis, advancing human progress through education, inspiring and empowering kids to become valuable assets to any team.

Let's connect and make a lasting impact together!
#technologyforgood #businessoperations #leadership #innovation

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Experience

Synthesis
2 years 7 months

Director of Business Operations
February 2022 - Present (1 year 11 months)

Operations Manager
June 2021 - January 2022 (8 months)

W Dallas - Victory Hotel & Residences
3 years 1 month

Residences Manager
December 2019 - August 2021 (1 year 9 months)

Residences Assistant Manager
August 2018 - December 2019 (1 year 5 months)
Dallas/Fort Worth Area

The Ritz-Carlton Hotel Company, L.L.C.

5 years 4 months

Accountant
June 2015 - August 2018 (3 years 3 months)
Dallas/Fort Worth Area

Front Office Supervisor
October 2014 - June 2015 (9 months)
Dallas, TX

Front Desk Agent
May 2013 - October 2014 (1 year 6 months)

Aldea Thai Resort
Sales Professional
May 2012 - February 2013 (10 months)

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Education

Richland Community College
Associate of Arts and Sciences - AAS, Business Administration and
Management, General · (2017)